Interwoven, Inc.
160 East Tasman Drive
San Jose, California 95134
December 12, 2008
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Attention: Stephen Krikorian, Accounting Branch Chief
Re:	Interwoven, Inc./Response to November 25, 2008 Comment Letter
Form 10-K for the Year Ended December 31, 2007
Filed March 14, 2008 (“2007 Form 10-K”)
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 07, 2008
Form 8-Ks
Filed October 23, 2008, July 24, 2008, April 24, 2008 and January 21, 2008
File No. 000-27389
Dear Mr. Krikorian:
     On behalf of Interwoven, Inc., a Delaware corporation (“Interwoven” or the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated November 25, 2008.
     For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s comment letter.
Form 10-K for the Year Ended December 31, 2007
Item 1. Business, Page 4
General
1.	Note 16 to the consolidated financial statements, which is cross-referenced in Business, presents your long-lived assets (excluding goodwill) located in the United States and internationally as of the end of your past two fiscal years only. Item 101(d)(1)(ii) of Regulation S-K calls for disclosure of this information for your last three fiscal years. Please advise.

United States Securities and Exchange Commission
December 12, 2008

     Response:
     We acknowledge that the cross-reference noted in the Staff’s comment failed to completely satisfy the disclosure requirements of Item 101(d)(1)(ii) of Regulation S-K and the Company did not include the missing information elsewhere in the 2007 Form 10-K. The Company will include such required disclosure in Part I, Item 1 of the Forms 10-K it files in the future.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 27
2.	You do not appear to have provided the information required by Item 303(a)(5) of Regulation S-K, in the format required by that item. Please advise.
     Response:
     We advise the Staff that the Company’s only contractual obligations (within the meaning of Item 303(a)(5) of Regulation S-K) consist of operating lease obligations for facilities. These obligations are quantified in tabular format in a manner that we believe is materially consistent with the disclosure requirements of Item 303(a)(5) under “Facilities” in the “Liquidity and Capital Resources” section of Part II, Item 7 of the 2007 Form 10-K. We acknowledge that this presentation is not “substantially the same” as the table set forth in Item 303(a)(5)(i), as Release No. 33-8182 indicates it should be and the Staff’s comment suggests. In future filings, the Company will present its contractual obligations in the tabular format set forth in Item 303(a)(5)(i).
               Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, Page 49
3.	You indicate that the information called for by Item 201(d) of Regulation S-K is incorporated by reference to a section in your proxy statement entitled “Equity Compensation Plan Information.” We are unable, however, to locate in your definitive proxy statement a section with this title or the tabular disclosure called for by Item 201(d). Please advise.
     Response:
     We advise the Staff that the Company omitted the information called for by Item 201(d) of Regulation S-K due to a drafting error that occurred in the process of attempting to provide the tables

United States Securities and Exchange Commission
December 12, 2008

required by Item 10 of Schedule 14A in one location in the Company’s definitive proxy statement. We believe that this omission was mitigated in part by the fact that investors had access to more detailed information about the Company’s equity compensation plans and employee stock purchase plan than is typically the case because of the disclosure provided in proposal nos. 2 and 3 in the definitive proxy statement.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, Page 58
4.	Please reconcile the $402 of tax benefits from stock option plans shown as an operating cash inflow to your disclosures on page 80 that indicate that you recognized $523 in income tax benefits related to the exercise of stock options. In addition, reconcile the $7,130 of net proceeds from the issuance of common stock shown as a financing activity in your consolidated statements of cash flows to the $6,280 from the issuance of common stock under stock plans shown in your consolidated statements of stockholders’ equity.
     Response:
     We advise the Staff that the $523,000 shown on page 80 is incorrect and the correct amount is $402,000 as detailed in the Consolidated Statement of Cash Flows. The Company will correct this disclosure in the Forms 10-K it files in the future.
     We further advise the Staff that the difference between the $7,130,000 and $6,280,000 amounts referenced in the Staff’s comment represents the fair market value of shares of common stock withheld to satisfy the minimum withholding tax obligation of holders of restricted stock unit awards whose awards vested and settled during 2007. The amount shown in the Consolidated Statement of Stockholders’ Equity and Comprehensive Income (Loss) was net of this minimum withholding obligation.
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, Page 59
5.	Your risk factor disclosure on page 12 indicates that certain arrangements require you to provide specified additional products or products upgrades. Please tell us how you account for specified additional products and specified upgrades and tell us how your current revenue recognition policy addresses these arrangements. As part of your

United States Securities and Exchange Commission
December 12, 2008

response, refer to the authoritative guidance you relied upon when determining your accounting.
     Response:
     Reference is made to the revenue recognition policy disclosed on page 38 of the 2007 Form 10-K, which states “We recognize revenue using the residual method in accordance with Statement of Position No. 97-2, Software Revenue Recognition, (“SOP 97-2”) as amended by SOP No. 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions. Under the residual method, for arrangements that have multiple deliverables or ‘multiple element arrangements’ (e.g., software products, services, support, etc.), revenue is recognized for delivered elements only where vendor specific objective evidence of fair value exists for all of the undelivered elements.” While the Company rarely enters into multiple element arrangements where either a specified additional product or a specified product upgrade is an undelivered element of the arrangement for which it does not have vendor specific objective evidence, we advise the Staff that, pursuant to its revenue recognition policy, in such arrangements, the Company defers revenue recognition of all delivered and undelivered elements of the arrangement until it has delivered the specified additional product or specified product upgrade. We further advise the Staff that the Company relies on the authoritative guidance included in SOP 97-2 paragraphs 8 through 14 and 36 through 38 to determine its accounting for specified additional products or specified product upgrades within a license arrangement.
Form 10-Q for the Period Ended September 30, 2008
Item 4. Controls and Procedures, Page 34
6.	You state that “an internal control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please confirm, if true, that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level as of September 30, 2008. In addition, in future filings, please ensure that your disclosure states clearly the foregoing. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Release No. 33-8238. This comment also applies to your quarterly reports on Form 10-Q for the periods ended March 31, 2008, and June 30, 2008, respectively.
     Response:
     We confirm that the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2008, June 30, 2008 and September 30, 2008. The language quoted in the Staff’s comment is a cautionary note about the inherent limitations on effectiveness of control systems

United States Securities and Exchange Commission
December 12, 2008

that applies to any system of controls at every organization and was intended as general cautionary statement for investors, not as a specific statement on the Company’s controls design. In view of the Staff’s comment, in future filings, the Company will add clarifying language to the disclosure that appears in Part I, Item 4 of its Forms 10-Q, as follows (clarifying language in brackets): “. . .our disclosure controls and procedures were effective [at the reasonable assurance level] to ensure that the information required to be disclosed by us in our reports filed or submitted under the Exchange Act...”
Form 8-Ks Filed On October 23, 2008, July 24, 2008, April 24, 2008 and January 21, 2008
7.	We believe the columnar format of the “Impact of Non-GAAP Adjustments on Reported Net Income” appearing in your Form 8-Ks may create the unwarranted impression to investors that the non-GAAP statements of income have been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to statements based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.
     Response:
     We advise the Staff that, for the reasons stated in the Company’s financial results releases furnished with the Current Reports on Form 8-K referenced in the Staff’s comment, we believe that it is useful to present non-GAAP measures in the Company’s current format so that investors can understand how specific line items in our Consolidated Statements of Income are affected by each non-GAAP adjustment. We also believe that investors recognize that this presentation is supplemental information that is not based on a comprehensive set of accounting rules or principles. Nonetheless, in view of the Staff’s comment, beginning with the Company’s release of financial results for its fourth quarter and year ending December 31, 2008, it will remove the presentation of the Impact of the Non-GAAP Adjustments on Reported Net Income from future releases. In place of such information, as suggested by the Staff, the Company will present individual non-GAAP measures and expand its disclosures regarding the use of non-GAAP measures, including a discussion of the nature of each excluded item, to comply with Item 10 of Regulation S-K and Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures. To provide the Staff a model of the new format the Company will use in future financial results releases and Forms 8-K, on Attachment 1, we have recast in the new format the “Impact of Non-GAAP Adjustments on Reported Net Income” for the three and nine months

United States Securities and Exchange Commission
December 12, 2008

ended September 30, 2008 that is contained in the Form 8-K furnished to the Commission on October 23, 2008.
* * * * * * *
     As requested in connection with responding to Staff’s November 25, 2008 Comment Letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or comments concerning this response to the Staff’s comment letter, please contact me at (408) 953-7010, or William L. Hughes of Fenwick & West LLP, our outside legal counsel, at (415) 875-2479.

Sincerely, INTERWOVEN, INC.
/s/ John E. Calonico, Jr.
John E. Calonico, Jr.
Senior Vice President and Chief Financial Officer

cc:	Bob L. Corey, Chairman, Audit Committee of the Board of Directors
Joseph L. Cowan, Interwoven, Inc.
Allan D. Smirni, Interwoven, Inc.
Michael D. Bobroff, Ernst & Young LLP
Mark Fernandez, Ernst & Young LLP
William L. Hughes, Fenwick & West LLP

Attachment 1
INTERWOVEN, INC.
Reconciliation of Non-GAAP Adjustments
(In thousands, except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Gross profit:
GAAP gross profit	$47,535	$39,679	$136,698	$116,330
Adjustments:
Amortization of purchased technology (1)	998	977	3,612	3,429
Stock-based compensation expense (2)	354	169	949	460

Gross profit adjustments	1,352	1,146	4,561	3,889

Non-GAAP gross profit	$48,887	$40,825	$141,259	$120,219

Income from operations:
GAAP income from operations	$7,708	$3,500	$20,119	$9,117
Adjustments:
Amortization of purchased technology (1)	998	977	3,612	3,429
Stock-based compensation expense (2)	2,355	1,301	7,270	3,431
Other non-GAAP charges (3)	—	2,314	—	5,460
Amortization of intangible assets (4)	734	814	2,070	2,470
Restructuring and excess facilities charges (5)	18	1	14	65

Income from operations adjustment	4,105	5,407	12,966	14,855

Non-GAAP income from operations	$11,813	$8,907	$33,085	$23,972

Net income:
GAAP net income	$7,737	$4,061	$21,338	$12,994
Adjustments:
Amortization of purchased technology (1)	998	977	3,612	3,429
Stock-based compensation expense (2)	2,355	1,301	7,270	3,431
Other non-GAAP charges (3)	—	2,314	—	5,460
Amortization of intangible assets (4)	734	814	2,070	2,470
Restructuring and excess facilities charges (5)	18	1	14	65

Reversal of recoveries of escrow amounts (6)	—	—	—	(472)
Tax impact on above items (7)	(3,466)	(2,138)	(10,287)	(7,265)

Net income adjustments	639	3,269	2,679	7,118

Non-GAAP net income	$8,376	$7,330	$24,017	$20,112

Diluted net income per share:
GAAP net income per share	$0.16	$0.09	$0.46	$0.28

Non-GAAP net income per share	$0.18	$0.16	$0.51	$0.43

Shares used in computing diluted GAAP and non-GAAP net income per share	47,133	46,538	46,696	46,555

The financial measures indentified as “non-GAAP” in the tables above are financial measures that are not prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and include non-GAAP net income, non-GAAP net income per share and other non-GAAP line items from the Consolidated Statements of Income adjusted for the items discussed below. Because these items do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP and are not based on a comprehensive set of accounting rules or principles, these non-GAAP financial measures are incomplete and should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. Accordingly, readers are advised to review and consider carefully the financial information prepared in accordance with GAAP contained in this press release and Interwoven’s periodic filings with the Securities and Exchange Commission.
We believe the presentation of these non-GAAP financial measures, when taken together with the corresponding financial measures presented in accordance with GAAP, provides useful supplemental information regarding the Company’s operating performance for the reasons discussed below. The Company’s management uses these non-GAAP financial measures in assessing the Company’s operating results, as well as when planning, forecasting and analyzing future periods or determining incentive compensation. We believe that these non-GAAP financial measures also facilitate comparisons of the Company’s performance to prior periods and that investors benefit from an understanding of these non-GAAP financial measures and how specific, identified amounts impact different line items in our Consolidated Statements of Income.

(1)	Amortization of purchased technology. In connection with business combinations, we are required to allocate a portion of the purchase price to the accounting value assigned to the technology acquired and amortize this amount over the estimated useful lives associated therewith. Typically, the acquired business has itself previously expensed the costs incurred to develop the purchased technology, and the purchase price allocated to these intangible assets is not necessarily reflective of the cost we would incur in developing them. We eliminate these recurring amortization charges from our non-GAAP operating results to provide better comparability of pre- and post-business combination operating results and because they may facilitate comparability of our operating results with those of other companies using internally developed intangible assets.

(2)	Stock-based compensation expense. Stock-based compensation expense consists of expenses for equity compensation awards determined in accordance with Statement of Financial Accounting Standards No. 123R (“SFAS 123R”), Share-Based Payment. We exclude stock-based compensation expense from our non-GAAP financial measures primarily because this expense is non-cash in nature and not reflective of our ongoing operating results. When evaluating the performance of our business and developing short- and long-term plans, we do not consider stock-based compensation expense. Our management team is held accountable for cash-based compensation, but we believe that management is limited in its ability to project the impact of stock-based compensation and, accordingly, is not held accountable for its impact on our consolidated operating results. Although stock-based compensation is necessary to attract and retain quality employees, our consideration of stock-based compensation places primary emphasis on overall shareholder dilution rather than the accounting charges associated with such awards. In addition, we believe it is useful to provide a non-GAAP financial measure that excludes stock-based compensation expense in order to better understand the long-term performance of our core business from period to period and may facilitate comparability of our operating results with those of other companies. Further, unlike cash compensation, the value of stock-based compensation is determined using a complex formula that incorporates factors, such as market volatility, that are beyond our control. In addition, we believe it is useful to investors to understand the impact of SFAS 123R on our results of operations. The following table summarizes stock-based compensation expense for the three and nine months ended September 30, 2008 and September 30, 2007, respectively:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Cost of revenues — support and service	$354	$169	$949	$460
Sales and marketing	803	450	2,436	1,325
Research and development	493	213	1,287	651
General and administrative	705	469	2,598	995

Total stock-based compensation expense	$2,355	$1,301	$7,270	$3,431

(3)	Other non-GAAP adjustments. These adjustments consist of expenses incurred in connection with the Company’s completed voluntary review of historical stock option grant procedures and related accounting and $758,000 of expenses incurred during the first six months of 2007 associated with the Company’s new corporate headquarters while the facility was unoccupied and we were in the process of completing tenant improvements. The expenses associated with the voluntary review of historical stock option grant procedures and related accounting were excluded because we did not consider such expenses to be closely related to, or a function of, the ongoing operations of our business, and because of the extraordinary circumstances that caused us to incur these expenses. We excluded the expenses incurred in anticipation of our headquarters relocation because they were incurred prior to the occupation of our new headquarters and, as a result, caused our lease expenses over the period such expenses were incurred to be larger than would be incurred on an ongoing basis following completion of our headquarters relocation. We believe that investors benefit from an understanding of our operating results for the periods presented without giving effect to these expenses.

(4)	Amortization of intangible assets. In connection with business combinations, we are required to allocate a portion of the purchase price to the accounting value assigned to the identified intangible assets acquired and amortize these amounts over the estimated useful lives of the acquired intangible assets. The purchase price allocated to these intangible assets and the amortization expense associated therewith have no direct correlation to the operation of our business. Consistent with the reasons discussed in footnote 1 above, we eliminate these recurring amortization charges from our non-GAAP operating results to provide better comparability of pre- and post-business combination operating results and because they have no direct correlation to the operation of our business.

(5)	Restructuring and excess facilities. At various times from 2001 to 2006 and in connection with business combinations, we implemented restructuring and facility consolidation plans to improve operating performance. Restructuring and excess facilities consist of estimated expenses associated with workforce reductions, the consolidation of excess facilities and the impairment of leasehold improvements and other equipment associated with abandoned facilities. Recoveries of charges may occur from time to time to the extent we re-evaluate our restructuring and excess facilities accrual and determine that our costs are less than previously estimated. Each restructuring has been a discrete event based on a unique set of business objectives or circumstances, and each has differed from the others in terms of its operational implementation, business impact and scope. We do not engage in restructuring activities in the ordinary course of business. While we believe it is important to understand these charges, we do not believe that these charges are indicative of our future operating results and that investors benefit from an understanding of our operating results without giving effect to these charges.

(6)	Reversal of recoveries of escrow amounts. During the first quarter of 2007, we recovered $472,000 held in escrow related to the settlement of certain claims associated with the acquisition of Scrittura, Inc. We exclude the impact of this settlement because we do not consider the underlying claims to be closely related to, or a function of, the ongoing operations of our business, and because of the singular nature of these claims.

(7)	Income tax effect on above items. This amount adjusts the provision for income taxes to reflect the effect of each of the non-GAAP adjustments described above on non-GAAP net income. We exclude the income tax effect of the non-GAAP adjustments from net income to assist investors in understanding the income tax provision associated with these adjustments.